

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

VIA U.S. MAIL AND FACSIMILE (212) 291-9101

Sergio Marchionne
Chief Executive Officer, Chief Operating Officer and President
Chrysler Group LLC
1000 Chrysler Drive
Auburn Hills, MI 48326

> **Re: Chrysler Group LLC**
> **Form 10-12G**
> **Filed February 25, 2011**
> **File No. 000-54282**

Dear Mr. Marchionne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

2.   Please revise to remove excess defined or capitalized terms such as Master Transaction Agreement and Membership Interests on page 3 and Automotive Task Force on page 5.

Business, page 3

Alliance with Fiat, page 6

3. Please balance your disclosure related to your industrial alliance with Fiat to include a discussion of potential conflicts of interest. Please discuss, for example, the potential for competition with Fiat in the global automotive marketplace and the potential conflicts created by sharing a chief executive who is compensated entirely by Fiat and having joint responsibility for the Fiat brand in North America. Please also include appropriate risk factor disclosure.

4. We note the discussion of "World Class Manufacturing" principles which appear to include improving performance, safety, and efficiency while eliminating waste. Please revise to clarify why you believe these are different from ordinary principles involving manufacturing.

5. Please tell us, with a view towards revised disclosure, what you mean by your statement in the carryover bullet point on page 9 that your progress toward achieving goals under WCM is "externally verified."

Products, page 9

6. You refer on page 11 to the process of rationalizing your product mix. Please provide a brief discussion of the material factors you consider in determining your overall product mix as well as the product mixes within each brand. Discuss, in particular, how these factors influenced your 2011 vehicle lineup and why you believe balancing this lineup will enhance your competitive position. Please also revise your MD&A disclosure accordingly.

Vehicle Sales, page 12

7. Please disclose the source of the industry data included in the tables on pages 13 and 14. Please also revise the U.S. market share table on page 16 accordingly.

8. Please consider adding vertical lines to the table on page 13 to help separate the years and improve readability.

Fleet Sales and Deliveries, page 14

9. You state that in recent years your fleet customers have tended to order vehicles that are smaller and more fuel-efficient. Please expand upon this point by discussing in greater detail the types of vehicles that make up your fleet sales, quantifying by brand, category or type if possible.

Competitive Position, page 15

10. In the first sentence of the second paragraph, you state that some manufacturers have relied heavily on dealer incentives to sell cars. If you intend to include Old Carco in the "some," please say so.

Dealer and Customer Financing, page 17

11. Please file the subvention agreements with Santander Consumer USA, Inc. and US Bank, N.A. as exhibits to your amended registration statement or advise why these agreements are not material.

12. Also, revise the first full paragraph on page 18 to briefly list the major triggering events that would require you to repurchase Ally-financed inventory.

Risk Factors, page 28

13. Please add risk factor disclosure discussing the risks related to the current and future beneficial ownership of your membership interests and board composition. In this regard, we note that the VEBA Trust currently holds 63.5% of the aggregate voting power of your membership interests and Fiat may substantially increase its ownership interest in the future. We also note that the U.S. Treasury has appointed four of your directors and Fiat has appointed three. Please discuss, in particular, the ability of these entities to influence actions taken by members or the board and how their interests may differ from those of other members.

If our suppliers fail to provide us with the systems, page 41

14. To the extent material, please revise to address the impact of the recent natural disaster in Japan on your suppliers.

Item 2. Financial Information, page 48

15. Please revise the introductory paragraph to the selected financial data to explain the specific nature and timing of the events which resulted in the treatment of Chrysler Group LLC as the "successor" entity on June 10, 2009 and the treatment of Old Carco as "Predecessor A" effective August 4, 2007.

Critical Accounting Estimates – Business Combination Accounting, page 50

16. Please revise the discussion of the 363 Transaction on page 50 to discuss all of the material terms of this transaction including the party that paid the $2.0 billion in cash consideration as part of this acquisition transaction and is being treated as the accounting acquirer and the source of the cash to fund the acquisition. The disclosure included in Note 2 to the financial statements on page 160 should be similarly revised.

17. Also, please tell us in further detail the basis or rationale for your conclusion that the use of purchase accounting for this transaction is more appropriate than the adoption of fresh start accounting, given that it appears that the value of your assets at the time of the reorganization was less than the total of your liabilities and a change in control over your operations occurred. Your response should explain in detail the various factors considered in determining that the treatment used for the 363 Transaction was appropriate.

Critical Accounting Estimates – Pension, page 52

18. We note from your disclosure in Note 18 that you used level 3 inputs to arrive at the fair value of a portion of your pension plan assets. In this regard, it appears that assumptions you used to arrive at the fair value of your plan assets involve a certain amount of subjectivity. As such, please revise the critical accounting estimates section to disclose the nature of the level 3 inputs used to arrive at the fair value of your pension assets, including those assumptions subject to volatility or change, along with a corresponding sensitivity analysis, as appropriate.

Management's Discussion and Analysis, page 64

Strategic Business Plan, page 64

19. We note that less than 10% of your sales in 2010 were in countries outside of North America. Please expand your "Global Distribution" discussion on page 66 to explain the extent to which you intend to alter the geographic distribution of your sales and become a more global business.

Trends, Uncertainties and Opportunities, page 66

20. We note your disclosure in the carryover paragraph on page 67 that you assume a U.S. SAAR level of 12.7 million vehicles for 2011. Please discuss the impact, if any, that recent rising gas prices are expected to have on the projected SAAR level for 2011. Please also discuss the impact that rising gas prices may have on your product mix. We note in this regard your disclosure in the last risk factor on page 38.

21. Please add a discussion of fleet sales in this section. We note, in particular, the substantial increase in fleet sales in 2010 and your statement that sales to dealers are normally more profitable than fleet sales.

Commercial Trends, page 70

22. We note that you disclose U.S. industry vehicle sales for each of the periods for which financial statements are presented. This same information is also presented in your Business section of your filing on page 13. With respect to MD&A, we believe you

should discuss only the information that correlates to your financial results. Accordingly, please revise MD&A to remove the industry amounts.

Year ended December 31, 2010 compared to the Period from June 10, 2009 to December 31, 2009, page 71

23. We note your disclosure that in 2010 revenues increased in part due to a more favorable model and option mix of higher revenue-generating vehicles primarily related to increases in pick-up truck and utility vehicle shipments, which included the 2011 Jeep Grand Cherokee that was available to customers beginning in June 2010. We also note your disclosure that for the period June 10, 2009 through December 31, 2009, lower revenues in this period were also indicative of increased sales of lower revenue generating vehicles resulting from a less favorable model and option mix. Please revise to include a discussion of how price versus volume mix affected the amount of revenue in each reporting period.

24. We note that in your discussion of the changes in cost of sales between periods, you disclose that cost of sales includes material, labor and overhead costs incurred in the manufacturing and distribution of vehicles and service parts. Please revise your discussion of cost of sales to provide details of the amounts related to these significant components of cost of sales and discuss factors responsible for the changes in the level of these costs during the periods presented in the financial statements.

25. In light of your management initiative to begin a process to rationalize your product mix, disclosed on page 6, and your effort to build brand equity, disclosed on page 12, please revise your MD&A section to include disclosure of your vehicle sales by brand. These supplemental tables would facilitate analysis of sales trends and show the historic contribution of the brands that have been discontinued or sold.

Liquidity and Capital Resources – Chrysler Group, page 82

26. Please include a discussion of your liquidity needs on a short-term and long-term basis. Long-term is more than twelve months.

27. We note from your disclosure on page 86 that the vitality covenant for the U.S. Treasury First Lien Credit Agreement requires that at least 40% of your U.S. Vehicle sales volumes are to be manufactured in the U.S. or the production volume of your U.S. manufacturing plants should be equal to at least 90% of the production volume of the U.S. manufacturing plants of Old Carco for the 2008 fiscal year. We believe that it would be beneficial to disclose information that shows how you are performing on this vitality covenant. Therefore, please revise to include a table in MD&A that discloses the sales volumes manufactured in the U.S. manufacturing plants relative to your worldwide manufacturing plants. Similar disclosures should also be provided with respect to the operating covenants with respect to your Canadian operations under the terms of the EDC credit facility as described in the second paragraph on page 88.

28. Please revise to disclose the estimated amount of capital expenditures you expect to incur during the year ended December 31, 2011 and your expected source of funding for these expenditures. See Item 303(a)(2) of Regulation S-K.

Vitality Covenant, page 86

29. Please quantify the production volume of your U.S. manufacturing plants needed to comply with vitality covenant in the U.S. Treasury credit agreement. Please also disclose the remedy for failure to comply with the covenant. Revise the risk factor on page 35 and the disclosure on page 183 in this manner as well.

Auburn Hills Headquarters Loan, page 89

30. Please file Auburn Hills loan agreement as an exhibit to your amended registration statement or advise why this agreement is not material.

Compensation Discussion and Analysis, page 110

Long-Term Incentives in the Form of Restricted Stock Units, page 115

31. We note the use of Modified EBITDA as a performance target. Please disclose, by cross-reference or otherwise, how the number is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

2010 Summary Compensation Table, page 122

32. You state on page 115 that the $600,000 deferred phantom share grant was awarded to Mr. Marchionne for his services as a director. Please add a footnote to the Summary Compensation Table identifying this amount as compensation for his services as a director. Refer to Instruction 3 to Item 402(c) of Regulation S-K.

Audited Financial Statements of Chrysler Group LLC

Consolidated Statements of Operations

33. Please revise to disclose your basic and diluted earnings per unit for each period presented in your financial statements on the face of the statement of operations. Refer to the disclosure requirements outlined in ASC 260-10-45. Also, please revise your Selected Financial Data included on pages 48 and 49 of the registration statement to include disclosure of your basic and diluted earnings per unit. In addition, please revise the notes to your financial statements to include the disclosures required by ASC 260-10-50, as applicable.

Consolidated Statements of Cash Flows, page 156

34. We note from your consolidated statements of cash flows and from the disclosures
included in Note 12 that certain of your debt obligations provide for payable-in-kind
interest. Please confirm that you will reflect these amounts as cash flows from operating
activities in the periods when this payable-in-kind interest is paid.

Statements of Members' Deficit, page 158

35. We note that in the period from June 10, 2009 to December 31, 2009 you recorded Fiat
intellectual property as contributed capital and as an intangible asset valued at $320
million. Please explain to us, and revise your notes to the financial statements to explain
in detail how you determined or calculated the value of this intangible asset. Include in
your revised disclosure the nature and terms of all significant assumptions used in the
valuation of the intangible asset and explain why you believe an estimated useful life of
10 years is appropriate.

36. Also, please tell us in further detail and explain in the notes to your financial statements
how the capital contributions received from the VEBA Trust, the United States
Department of the Treasury and the Canada CH Investment Corporation during 2009
were valued for purposes of your financial statements.

37. Also, we note from the discussion on pages 143 through 150 of the registration statement
that you have issued Class A and Class B membership interests which provide the holders
with differing rights and privileges. Please revise the notes to your financial statements to
disclose the principal rights and privileges associated with the Class A and Class B
membership interests. Refer to the disclosure requirements outlined in ASC 505-10-50.
The notes to your financial statements should also be revised to disclose the rights of
each of your investors under the terms of the LLC Operating Agreement such as the right
to elect parties to your board of directors as described on pages 144 and 145 of the
registration statement and the right to appoint your management personnel.

Notes to the Financial Statements

Note 2. Basis of Presentation and Business Combination Accounting, page 160

Background

38. We note that you acquired $20,557 of accrued expenses and other liabilities in the 363
Transaction. Please revise to explain the nature and amount of all significant liabilities
assumed as part of the transaction and revise your disclosure to indicate how you
determined the amount recorded for each of those liabilities at June 10, 2009. Also,
please revise to explain how you determined the amount of deferred revenue recognized
as a result of the acquisition transaction.

39. We note from your disclosure that you acquired financial liabilities, including debt and capital leases which were recorded at a fair value of $5,659. Please revise to provide details of the nature and terms of the debt and capital leases acquired.

40. We note that you acquired trade receivables valued at $1,731 at June 10, 2009. Please revise to disclose the fair value, the contractual value and an estimate of the range of the contractual cash flows not expected to be collected. See ASC 805-20-50-1(b).

41. We note that in connection with the 363 Transaction you recorded intangible assets at a fair value of $3,219 which include brand names of $2,210. Please explain to us why you believe it is appropriate to assign an indefinite life to this intangible asset. Also, please explain to us why you believe 20 years is an appropriate useful life for acquired dealer networks. As part of your response, please provide us with the expected pattern of cash flows to be realized by this asset and the time period over which those cash flows will be received.

42. We note your disclosure that sufficient information does not exist to reasonably estimate the fair value of certain pre-acquisition contingent liabilities and you were unable to measure the fair value of certain warranty obligations and product liabilities assumed from Old Carco so you have measured these liabilities in accordance with the accounting guidance related to contingencies. For assets and liabilities arising from contingencies recognized at the acquisition date, please revise to disclose:

- the amounts recognized at the acquisition date and the measurement basis applied (that is, at fair value or at an amount recognized in accordance with Topic 450 and Section 450-20-25); and

- the nature of the contingencies.

   Also, please identify the nature of any contingencies that are not recognized at the acquisition date, and revise to include the disclosures required by Topic 450 if the criteria for disclosures in that Topic are met. See guidance in ASC 805-20-50-1(d). The disclosures provided on page 52 of MD&A with regards to pre-acquisition contingencies should be similarly revised.

43. Please revise the notes to the financial statements to include the pro forma statement of operations disclosures required by ASC 805-10-50-2(h) for 2009.

Note 3. Summary of Significant Accounting Policies

Product-Related Costs, page 166

44. We note your disclosure which indicates that you reserve for estimated product liability costs arising from personal injuries alleged to be the result of product defects and costs associated with this reserve are recorded in cost of sales on the statement of operations.

Sergio Marchionne
Chrysler Group LLC
March 24, 2011
Page 9

Please tell us, and revise to disclose where this liability is recorded on the balance sheet as of December 31, 2010 and 2009. Also, if the amount is material, please revise to disclose the amount of the liability at December 31, 2010 and 2009.

Note 12. Financial Liabilities, page 179

45. We note the discussion on pages 183 regarding the terms of certain covenants that are contained under the terms of the U.S. Treasury first lien credit agreement. Please revise the discussion included in Note 12 to clarify whether the company was in compliance with the terms of the covenants as of the latest balance sheet date presented. Similar disclosures should also be provided with respect to the Export Development Canada Credit Facilities discussed on page 184.

Note 13. Income Taxes, page 187

46. We note your disclosure that U.S. income taxes or foreign withholding taxes were not provided on approximately $1.2 billion and approximately $1.3 billion, respectively, of temporary differences related to investments in foreign subsidiaries because these temporary differences are permanent in duration. Please tell us the amount of cash, if any, that is presented in cash and cash equivalents on the face of the balance sheet that is held by these foreign subsidiaries. If the amount is material, please revise the liquidity section of MD&A to disclose the amount of this cash and to explain that if these funds are needed for operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. You may also disclose that your intent is to permanently reinvest these funds outside of the U.S. and your current plans do not demonstrate a need to repatriate them to fund your U.S. operations, if applicable.

Other Matters, page 195

47. We note your disclosure that in connection with the Ally Auto Finance Operating Agreement, you have agreed to repurchase certain Ally financed inventory upon certain triggering events. Please tell us, and revise the notes to the financial statements and MD&A to disclose the nature of these triggering events.

Note 17. Stock-Based Compensation

Restricted Stock Plans, page 203

48. We note your disclosure that the fair value of each RSU and each Phantom Share is based on the fair value of your Membership Interests and since there is no observable publicly traded price for the Membership Interests, the calculation of the fair value of the Membership Interests is determined using an income approach, updated through December 31, 2010. Please provide us details of, and revise the notes to your financial statements to disclose the assumptions used in the valuation of the Membership Interests for each issuance of RSUs and Phantom Shares during 2009 and 2010 as well as for the

valuation of the RSUs and Phantom Shares at the end of each period since these liability classified awards require remeasurement each period.

49. Also, we note from your disclosure that $35 million of stock compensation expense was recognized in fiscal 2010 and that stock based compensation expense may increase in the future. We also believe that since a significant portion of your stock based compensation awards are classified as liabilities, changes in the fair values of your stock based compensation awards could have a material and/or volatile impact on your net earnings since these liabilities will require remeasurement at the end of each reporting period. Given these factors, please consider disclosing stock compensation expense as a critical accounting estimate in MD&A. As part of your revised disclosure you should include the following:

- a description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted;

- a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date; and

- narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Note 18. Employee Retirement and Other Benefits, page 205

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

50. We note your disclosure indicating that on June 10, 2009 and in accordance with the VEBA Settlement Agreement, you issued the VEBA Trust Note with a face value of $4,587 along with a 67.7% ownership interest. We also note that the fair value of the VEBA Trust Note and Membership Interests at June 10, 2009 were determined to be $2,277 million and $479 million, respectively. Please tell us and revise the notes to your financial statements to explain in detail how you determined the fair values of the VEBA Trust Notes and the 67.7% ownership interest at June 10, 2009.

51. We also note your disclosure indicating that on the measurement date of December 31, 2009, the OPEB obligation increased primarily due to a change in the discount rate, resulting in a loss. Please tell us, and revise to disclose the amount of the change in the discount rate and to explain why the discount rate changed at that time. In addition, please explain in further detail how the loss recognized of $2,051 which was the result of increases in the fair values of the VEBA Trust Note and the Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively, were calculated or determined. Although we note the disclosure on page 211 indicating that the fair values

of the VEBA Trust Note were based on the estimated price to transfer the notes to a market participant at the measurement dates, taking into account your non-performance risk and market conditions, we do not believe your current disclosure adequately explains how the fair value of this note was determined at either June 10, 2009 or December 31, 2009 given the highly material amount of the related charge.

Canadian HCT Settlement Agreement, page 206

52. We note your disclosure indicating that during the year ended December 31, 2010 you recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement. Please tell us and revise Note 18 to explain how this loss was calculated or determined.

Audited Financial Statements of Old Carco LLC (f/k/a Chrysler LLC)

Statement of Operations, page 227

53. We note from your disclosure in Note 3 that for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, incentive expense was $2.6 billion and $8.7 billion, respectively, and is included as a reduction to Revenues in the statements of operations. Please revise the face of the statements of operations to disclose that revenues are presented "net" of such incentives.

Note 8. Goodwill and Intangible Assets, Net

54. We note from the disclosures on pages 250 and 251 that during the period from January 1, 2009 to June 9, 2009, Old Carco recorded a non-cash brand name intangible asset impairment charge of $844 million. We also note that as a result of this charge, this brand name intangible asset had a carrying value of $1,439 at June 9, 2009. We also note from the disclosure included on page 162 of Note 2 to your consolidated financial statements that in connection with the application of purchase accounting for the 363 Transaction, you recognized brand name intangible assets in the amount of $2,210 on June 10, 2009. Please explain the principal changes in facts or circumstances that resulted in the brand name intangible assets recognized in connection with the 363 Transaction having a value significantly in excess of that determined by internal impairment analysis performed for the period ended June 9, 2009. Your response should clearly explain the changes in facts or circumstances and any related assumptions used in the valuation/impairment analysis that resulted in the higher value on June 10, 2010.

Note 19. Other Transactions with Related Parties

Settlements , page 285

55. We note that during the period January 1, 2009 through June 9, 2009 you recognized a gain of $684 million for the settlement of obligations related to the NSCs and other international obligations. Please explain to us, and disclose in the notes to the financial

statements, how this gain was calculated or determined. As part of your response and revised disclosure, please tell us how the $99 million payment to Daimler was considered in the calculation of the gain. Your discussion of this gain on page 79 of MD&A should be similarly revised.

56. We note your disclosure indicating that on April 17, 2009, you, Holding, and Daimler signed a binding agreement related to the settlement of a majority of the outstanding tax issues between the parties and that under the agreement, Daimler would have no indemnity obligations to the company or Holding for taxes other than for those associated with Canadian income tax disputes between the company and the CAR for taxable periods ending on or before August 3, 2007, various IRS audit issue obligations arising prior to August 3, 2007 and other less significant Daimler tax obligations. We also note that on June 3, 2009 you and certain of your subsidiaries entered into an agreement with Holding and Daimler which modified certain terms of the prior agreement and the related indemnity by Daimler. Please tell us and revise Note 19 to explain the significant terms of the agreement entered into on June 3, 2009 which modified the prior agreement with Daimler. Also, please tell us and explain in Note 19 how you calculated or determined the $196 million gain that was recognized as a result of this modification.

57. We note your disclosure that on April 17, 2009 you signed a binding agreement related to the settlement of certain trade receivables and payables resulting in a net payment of $140 million by the company to Daimler, as well as the transfer of all membership interests of MBTech Autodie LLC from Daimler to you. Please tell us how you accounted for this transaction, and tell us the amount of any gain or loss that was recognized. Also, tell us how you determined the value of the membership interest of MBTech Autodie that was received from Daimler and how you account for that investment in your financial statements.

58. We note that in 2009 Daimler agreed to make three equal cash payments to the company totaling $600 million to fund contributions to your pension plans over the next three years and you recognized a $600 million gain related to this settlement during the period from January 1, 2009 to June 9, 2009. Please explain to us how this gain was calculated. As part of your response, please tell us how Daimler's 19.9% ownership interest in Holding was determined or calculated at the time of the Daimler Settlement and explain how the redemption of the ownership interest and settlement of the $22 million receivable was considered in the calculation of the $600 million gain. Also, please explain to us why you did not recognize this gain as part of Reorganization Expenses, Net on the face of the statement of operations.

Transactions in accordance with the MAFA and other Agreements, page 288

59. We note your disclosure that on May 6, 2009 you entered into an agreement in which you agreed to transfer $500 million of cash collateral and a $1 billion note receivable to Chrysler Financial in exchange for a reduction of Chrysler Financial's pre-petition claims and as a result the company recognized a loss of $1 billion which is included in

Reorganization Expenses, Net on the statement of operations. Please explain to us and revise Note 19 to explain how you calculated or determined the amount of the loss recognized. As part of your response, please describe the nature and amount of Chrysler Financial's pre-petition claims and explain how both the $500 million of cash collateral and the $1.0 billion note receivable transferred to Chrysler Financial were considered in calculating the $1.0 billion loss recognized.

Exhibits, page 308

Exhibit 10.25

60. We note that you have incorporated by reference Exhibit 10.25, which includes redactions pursuant to a confidential treatment request by Ally Financial. Please note that you may not incorporate by reference to exhibits filed by another party subject to a confidential treatment request. Please file the exhibit with your next amendment and submit an application for confidential treatment of the redacted material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel